Filed Pursuant to Rule 424(b) (2)
File Nos. 333-132370 & 333-132370-01
CALCULATION OF REGISTRATION FEE

	Aggregate	Amount of
Class of securities offered	offering price	registration fee
Medium-Term Senior Notes, Series D	$150,039,128.50	$4606.20	(1)

(1)	The filing fee of $4606.20 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $695,856.58 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $4606.20 is offset against the registration fee due for this offering and of which $691,250.38 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.
Pricing Supplement No. 2007-MTNDD086 Dated March 6, 2007
(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)
Medium-Term Notes, Series D
6,005,000 Equity LinKed Securities (ELKS®)
Citigroup Funding Inc.
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

9.63% ELKS® Based Upon the Common Stock of D.R. Horton, Inc. Due 2008
•	The ELKS will mature on March 14, 2008 and bear interest at the rate of approximately 9.63% per annum, payable quarterly on each March 14, June 14, September 14 and December 14, beginning on June 14, 2007 and ending on March 14, 2008 (maturity).

•	At maturity you will receive, for each $24.9857 principal amount of ELKS:
•	cash in an amount equal to the product of (i) 1 share of D.R. Horton common stock for each ELKS of $24.9857 principal amount, which we refer to as the exchange ratio and which is subject to adjustment for a number of dilution events, and (ii) the closing price of D.R. Horton common stock on the third trading day before maturity, if the closing price of D.R. Horton common stock on the third trading day before maturity, is less than or equal to $29.98, which we refer to as the cap price; or

•	cash in an amount equal to the product of (i) the exchange ratio, (ii) the closing price of D.R. Horton common stock on the third trading day before maturity and (iii) a ratio equal to the cap price divided by the closing price of D.R. Horton common stock on the third trading day before maturity, if the closing price of D.R. Horton common stock on the third trading day before maturity is greater than the cap price.

•	If the closing price of D.R. Horton common stock on the third trading day before maturity is less than $24.9857, which we refer to as the initial share price, the value of D.R. Horton common stock you receive at maturity for each ELKS may be less than the principal amount of each ELKS and could be zero. You will not in any case receive cash at maturity in an amount greater than the product of (i) the exchange ratio, (ii) the closing price of D.R. Horton common stock on the third trading day before maturity and (iii) a ratio equal to the cap price divided by the closing price of D.R. Horton common stock on the third trading day before maturity.

•	The ELKS will be issued in minimum denominations of $24.9857 and integral multiples of $24.9857.

•	We will not apply to list the ELKS on any exchange.
Investing in the ELKS involves a number of risks. See “Risk Factors Relating to the ELKS” beginning on page PS-4.
The ELKS represent obligations of Citigroup Funding Inc. only and do not represent an obligation of or interest in D.R. Horton, Inc. or any of its affiliates. D.R. Horton, Inc. is not involved in any way in this offering and has not authorized, sponsored or consented to the issuance of the ELKS.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ELKS or determined that this pricing supplement, the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The ELKS are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per ELKS	Total

Public Offering Price	$24.9857	$150,039,128.50
Agent’s Discount	$0.00	$0.00
Proceeds to Citigroup Funding Inc. (before expenses)	$24.9857	$150,039,128.50

     We expect that delivery of the ELKS will be made against payment therefor on or about March 12, 2007. Because the ELKS will not settle in T+3, purchasers who wish to trade the ELKS on the date hereof or the next three business days will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.
Citigroup

SUMMARY INFORMATION — Q&A
What Are the ELKS?
     The 9.63% ELKS Based Upon the Common Stock of D.R. Horton, Inc. are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due under the ELKS are fully and unconditionally guaranteed by Citigroup Inc. The ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of your investment in the ELKS is not guaranteed. The ELKS mature on March 14, 2008 and do not provide for earlier redemption by you.
     Each ELKS represents a principal amount of $24.9857. You may transfer the ELKS only in minimum denominations of $24.9857 and integral multiples of $24.9857. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the ELKS in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the ELKS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the ELKS through the accounts that these systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.
Will I Receive Interest on the ELKS?
     The ELKS bear interest at the rate of approximately 9.63% per annum. A coupon of $0.6149 per $24.9857 principal amount of ELKS will be paid in cash on June 14, 2007, and a coupon of $0.6015 per $24.9857 principal amount of ELKS will be paid in cash quarterly on each September 14, December 14 and March 14, beginning on June 14, 2007 and ending on March 14, 2007 (maturity).
What Will I Receive at Maturity of the ELKS?
     At maturity, you will receive for each ELKS you hold either:
•	cash in an amount equal to the product of (i) the exchange ratio, and (ii) the closing price of D.R. Horton common stock on the third trading day before maturity, if the price of D.R. Horton common stock on the third trading day before maturity is less than or equal to the cap price; or

•	cash in an amount equal to the product of (i) the exchange ratio, (ii) the closing price of D.R. Horton common stock on the third trading day before maturity and (iii) a ratio equal to the cap price divided by the closing price of D.R. Horton common stock on the third trading day before maturity, if the closing price of D.R. Horton common stock on the third trading day before maturity is greater than the cap price.
     As a result, if the closing price of D.R. Horton common stock on the third trading day before maturity is less than or equal to $24.9857, the value of D.R. Horton common stock you receive at maturity for each ELKS may be less than the price paid for each ELKS, and could be zero. You will not in any case receive cash at maturity in an amount greater than the product of (i) the exchange ratio, (ii) the closing price of D.R. Horton common stock on the third trading day before maturity and (iii) a ratio equal to the cap price divided by the closing price of D.R. Horton common stock on the third trading day before maturity.
     The exchange ratio equals 1 share of D.R. Horton common stock for each $24.9857 principal amount of ELKS.
     The cap price equals $29.98, approximately 120.00% of the initial share price of $24.9857.
How Has D.R. Horton Common Stock Performed Historically?
     We have provided a table showing the high and low sale prices for D.R. Horton common stock and the dividends paid on such stock for each quarter since the first quarter of 2002. You can find this table in the section “Historical Data on the Common Stock of D.R. Horton, Inc.” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of D.R. Horton common stock in recent years. However, past performance is not necessarily indicative of how D.R. Horton common stock will perform in the future. You should also refer to the section “Risk Factors — You Will Have No Rights Against D.R. Horton, Inc. Prior to Receiving Any Shares of D.R. Horton Common Stock at Maturity” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the ELKS?
     In purchasing an ELKS, you agree with Citigroup Funding that you and Citigroup Funding intend to treat an ELKS for U.S. federal income tax purposes as a capped cash-settled prepaid forward purchase contract to purchase the D.R. Horton common stock. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your purchase obligation under the ELKS. Under this treatment, holders generally will be required to include the cash distributions on the ELKS as ordinary income at the time such amounts are accrued or received in accordance with their method of accounting. In addition, under this treatment, at maturity or upon the sale or other taxable disposition of the ELKS, you will generally have a capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the ELKS. Such capital gain or loss will generally be long-term if you have held your ELKS for more than a year at the time of the disposition. Due to the absence of authority as to the proper characterization of the ELKS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.
     In the case of a holder of an ELKS that is not a U.S. person, interest payments made with respect to the ELKS should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. In the case of a holder of an ELKS that is not a U.S. person and does not hold more than 5% in value of either the outstanding ELKS or the outstanding D.R. Horton common stock, any capital gain realized upon the maturity, sale or other disposition of the ELKS will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States. Special adverse U.S. tax rules may apply to a holder of an ELKS that is not a U.S. person and that owns directly or indirectly more than 5% in value of either the outstanding ELKS or the outstanding D.R. Horton common stock at any time throughout such holder’s entire holding period for the ELKS, which rules are discussed in “Certain United States Federal Income Tax Considerations” in this pricing supplement.
Will the ELKS Be Listed on a Stock Exchange?
     The ELKS will not be listed on any exchange. There is currently no secondary market for the ELKS. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the ELKS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the ELKS.
Can You Tell Me More About Citigroup and Citigroup Funding?
     Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.
What Is the Role of Citigroup Funding’s and Citigroup’s Affiliate, Citigroup Global Markets Inc.?
     Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the ELKS and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell ELKS to create a secondary market for holders of the ELKS, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets Inc. will also act as calculation agent for the ELKS. Potential conflicts of interest may exist between Citigroup Global Markets Inc. and you as holder of the ELKS.
Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?
     We expect to hedge our obligations under the ELKS through one or more of our affiliates. This hedging activity will likely involve trading in D.R. Horton common stock or in other instruments, such as options, swaps or futures, based upon D.R. Horton common stock. This hedging activity could affect the market price of D.R. Horton common stock and therefore the market value of the ELKS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your ELKS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the ELKS declines. You should refer to “Risk Factors Relating to the ELKS—The Price at Which You Will Be Able to Sell Your ELKS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.
Are There Any Risks Associated With My Investment?
     Yes, the ELKS are subject to a number of risks. Please refer to the section “Risk Factors Relating to the ELKS” in this pricing supplement.

RISK FACTORS RELATING TO THE ELKS
     Because the terms of the ELKS differ from those of conventional debt securities in that the amount due at maturity will be based on the trading price of D.R. Horton common stock on the third trading day before maturity, an investment in the ELKS entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of D.R. Horton common stocks, and other events that are difficult to predict and beyond our control.
Your Investment in the ELKS May Result in a Loss if the Trading Price of D.R. Horton Common Stock Declines
     The amount you receive at maturity will depend on the closing price of D.R. Horton common stock on the third trading day before maturity. As a result, the amount you receive may be less than the amount you paid for your ELKS, except to the extent of the interest payable on the ELKS. If on the third trading day before maturity the closing price of D.R. Horton common stock is less than the initial share price of $24.9857, the value of D.R. Horton common stock you receive at maturity for each ELKS may be less than the price paid for each ELKS, and could be zero, in which case your investment in the ELKS will result in a loss, again except to the extent of the interest payable on the ELKS. This will be true even if the trading price of D.R. Horton common stock exceeds the initial share price at one or more times after the date of this pricing supplement up to and including the third trading day before maturity.
The Appreciation on Your Investment in the ELKS Will Be Capped
     As a result of the cap price, the ELKS provide less opportunity for equity appreciation than a direct investment in D.R. Horton common stock. The cap price limits the portion of any appreciation in the value of D.R. Horton common stock in which you will share to approximately 20.00% of the initial share price. If the value of D.R. Horton common stock increases by more than approximately 20.00% during the term of the ELKS, the yield on the ELKS may be less than the yield on D.R. Horton common stock or a similar security that was directly linked to D.R. Horton common stock but was not subject to a cap on appreciation.
The Yield on the ELKS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity
     The ELKS bear interest at the rate of approximately 9.63% per annum. As a result, if the closing price of D.R. Horton common stock on the third trading day before maturity is less than approximately $23.81 (resulting in your receiving a total amount at maturity that is less than the principal amount of your ELKS), the effective yield on the ELKS will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.
The Price at Which You Will Be Able To Sell Your ELKS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest
     We believe that the value of your ELKS in the secondary market will be affected by the supply of and demand for the ELKS, the value of D.R. Horton common stock and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the ELKS of a change in a specific factor, assuming all other conditions remain constant.
     D.R. Horton Common Stock Price. We expect that the market value of the ELKS will depend substantially on the amount, if any, by which the price of D.R. Horton common stock changes from the initial share price of $24.9857. However, changes in the price of D.R. Horton common stock may not always be reflected, in full or in part, in the market value of the ELKS. If you choose to sell your ELKS when the price of D.R. Horton common stock exceeds the initial share price, you may receive substantially less than the amount that would be payable at maturity based on that price because of expectations that the price of D.R. Horton common stock will continue to fluctuate between that time and the time when the amount you receive at maturity is determined. In addition, significant increases in the value of D.R. Horton common stock are not likely to be reflected in the trading price of the ELKS because the amount you can receive at maturity for each ELKS is limited to cash in an amount equal to the product of (i) the exchange ratio, (ii) the closing price of D.R. Horton common stock on the third trading day before maturity and (iii) a ratio equal to the cap price divided by the closing price of D.R. Horton common stock on the third trading day before maturity. If you choose to sell your ELKS when the price of D.R. Horton common stock is below the initial share price, you may receive less than the amount you originally invested.
     The value of D.R. Horton common stock will be influenced by D.R. Horton, Inc.’s results from operations and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the market segment of which D.R. Horton, Inc. is a part. Citigroup Funding’s hedging activities in D.R. Horton common stock, the issuance of securities similar to the ELKS and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of D.R. Horton common stock.
     Volatility of D.R. Horton Common Stock. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of D.R. Horton common stock changes during the term of the ELKS, the market value of the ELKS may decrease.
     Events Involving D.R. Horton, Inc. General economic conditions and earnings results of D.R. Horton, Inc. and real or anticipated changes in those conditions or results may affect the market value of the ELKS. In addition, if the dividend yield on D.R. Horton common stock increases, we expect that the market value of the ELKS may decrease because the value of any shares or cash you will receive at maturity will not reflect the value of such dividend payments. Conversely, if the dividend yield on D.R. Horton common stock decreases, we expect that the market value of the ELKS may increase.
     Interest Rates. We expect that the market value of the ELKS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the ELKS may decrease, and if U.S. interest rates decrease, the market value of the ELKS may increase.
     Time Premium or Discount. As a result of a “time premium or discount,” the ELKS may trade at a value above or below that which would be expected based on the level of interest rates and the value of D.R. Horton common stock the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of D.R. Horton common stock during the period prior to the maturity of the ELKS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the ELKS.
     Hedging Activities. Hedging activities in D.R. Horton common stock related to the ELKS by us or one or more of our affiliates will likely involve trading in D.R. Horton common stock or in other instruments, such as options, swaps or futures based upon D.R. Horton common stock. This hedging activity could affect the market price of D.R. Horton common stock and therefore the market value of the ELKS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the ELKS declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market.
     Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the ELKS. The ELKS are subject to the credit risk of Citigroup, the guarantor of any payments due on the ELKS.
     We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the ELKS attributable to another factor, such as an increase in the value of D.R. Horton common stock.
The Historical Performance of D.R. Horton Common Stock Is Not an Indication of the Future Performance of D.R. Horton Common Stock
     The historical performance of D.R. Horton common stock, which is included in this pricing supplement, should not be taken as an indication of the future performance of D.R. Horton common stock during the term of the ELKS. Changes in the value of D.R. Horton common stock will affect the trading price of the ELKS, but it is impossible to predict whether the value of D.R. Horton common stock will rise or fall.
You Will Have No Rights Against D.R. Horton, Inc. Prior to Receiving Any D.R. Horton Common Stock at Maturity
     You will have no rights against D.R. Horton, Inc. prior to receiving any D.R. Horton common stock at maturity, even though: the market value of the ELKS is expected to depend primarily on the price of D.R. Horton common stock:
     D.R. Horton, Inc. is not in any way involved in this offering and has no obligations relating to the ELKS or to holders of the ELKS. In addition, you will have no voting rights and will receive no dividends or other distributions with respect to D.R. Horton common stock.
The Amount You Receive at Maturity May Be Reduced Under Some Circumstances if D.R. Horton Common Stock Is Diluted Because the Amount You Receive at Maturity Will Not Be Adjusted for All Events that Dilute D.R. Horton Common Stock
     The amount you receive at maturity is subject to adjustment for a number of events arising from stock splits and combinations, stock dividends, a number of other actions of D.R. Horton, Inc. that modify its capital structure and a number of other transactions involving D.R. Horton, Inc., as well as for the liquidation, dissolution or winding up of D.R. Horton,

Inc.. You should refer to the section “Description of the ELKS — Dilution Adjustments” in this pricing supplement. The amount you receive at maturity will not be adjusted for other events that may adversely affect the price of D.R. Horton common stock, such as offerings of common stock for cash or in connection with acquisitions. Because of the relationship of the amount you receive at maturity to the price of D.R. Horton common stock, these other events may reduce the amount you receive at maturity on the ELKS.
The ELKS Will Not Be Listed on a Major Stock Exchange; You May Not Be Able to Sell Your ELKS if an Active Trading Market for the ELKS Does Not Develop
     The ELKS will not be listed on a major stock exchange and there is currently no secondary market for the ELKS. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the ELKS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the ELKS. If the secondary market for the ELKS is limited, there may be few buyers should you choose to sell your ELKS prior to maturity and this may reduce the price you receive.
The Market Value of the ELKS May Be Affected by Purchases and Sales of D.R. Horton Common Stock or Derivative Instruments Related to D.R. Horton Common Stock by Affiliates of Citigroup Funding
     Citigroup Funding’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell D.R. Horton common stock or derivative instruments relating to D.R. Horton common stock for their own accounts in connection with their normal business practices. These transactions could affect the price of D.R. Horton common stock and therefore the market value of the ELKS.
Citigroup Global Markets Inc., an Affiliate of Citigroup Funding and Citigroup, Is the Calculation Agent, Which Could Result in a Conflict of Interest
     Citigroup Global Markets Inc., which is acting as the calculation agent for the ELKS, is an affiliate of ours. As a result, Citigroup Global Markets Inc.’s duties as calculation agent, including with respect to making certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.
The United States Federal Income Tax Consequences of the ELKS Are Uncertain
     No statutory, judicial or administrative authority directly addresses the characterization of the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the ELKS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. Alternative characterizations of the ELKS may affect the U.S. tax consequences of an investment in the ELKS, including for non-U.S. investors.

DESCRIPTION OF THE ELKS
     The description in this pricing supplement of the particular terms of the ELKS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.
Interest
     The ELKS bear interest at the rate of approximately 9.63% per annum, calculated on the basis of a 360-day year of twelve 30-day months. A coupon of $0.6149 per $24.9857 principal amount of ELKS will be paid in cash on June 14, 2007, and a coupon of $0.6015 per $24.9857 principal amount of ELKS will be paid in cash quarterly on each September 14, December 14, and March 14, beginning on June 14, 2007 and ending on March 14, 2008 (maturity).
     Interest will be payable to the persons in whose names the ELKS are registered at the close of business on the Business Day preceding each interest payment date. If an interest payment date falls on a day that is not a Business Day, the interest payment to be made on that interest payment date will be made on the next succeeding Business Day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment.
     “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.
Amount To Be Received at Maturity
     The ELKS will mature on March 14, 2008. At maturity, you will receive for each ELKS you hold an amount described below.
Determination of the Amount To Be Received at Maturity
     At maturity, you will receive for each $24.9857 principal amount of ELKS either:
•	cash in an amount equal to the product of the Exchange Ratio, and (ii) the closing price of D.R. Horton common stock on the third trading day before maturity, if the Trading Price of D.R. Horton common stock on the third Trading Day before maturity is less than or equal to the Cap Price, or

•	cash in an amount equal to the product of (i) the Exchange Ratio, (ii) the closing price of D.R. Horton common stock on the third trading day before maturity and (iii) a ratio equal to the Cap Price divided by the Trading Price of D.R. Horton common stock on the third Trading Day before maturity, if the Trading Price of D.R. Horton common stock on the third Trading Day before maturity is greater than the Cap Price.
     As a result, if the Trading Price of D.R. Horton common stock on the third Trading Day before maturity is less than the Initial Share Price, the value of D.R. Horton common stock you receive at maturity for each ELKS may be less than the principal amount of each ELKS and could be zero. You will not in any case receive cash at maturity in an amount greater than the product of (i) the Exchange Ratio, (ii) the closing price of D.R. Horton common stock on the third trading day before maturity and (iii) a ratio equal to the Cap Price divided by the Trading Price of D.R. Horton common stock on the third Trading Day before maturity.
     The “Initial Share Price” equals $24.9857.
     The “Exchange Ratio” equals 1 share of D.R. Horton common stock for each ELKS of $24.9857 principal amount (subject to the dilution adjustments described below under “— Dilution Adjustments”).
     The “Cap Price” equals $29.98 (approximately 120.00% of the Initial Share Price).
     A “Market Disruption Event” means the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, of accurate price, volume or related information in respect of (1) D.R. Horton common stock (or any other security for which a Trading Price or Closing Price must be determined) on any exchange or market, or (2) any options contracts or futures contracts relating to D.R. Horton common stock (or other security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material.

     A “Trading Day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States.
     The “Trading Price” of D.R. Horton common stock or any other capital stock on any date of determination will be (1) if the common stock or capital stock are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal U.S. exchange on which the common stock or capital stock are listed or admitted to trading, (2) if the common stock or capital stock are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price on such exchange is not obtainable (even if the common stock or capital stock are listed or admitted to trading on such exchange), and the common stock or capital stock are quoted on the Nasdaq National Market, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date as reported on the Nasdaq, and (3) if the common stock or capital stock are not quoted on the Nasdaq on that date of determination, or if the closing sale price or last reported sale price on the Nasdaq is not obtainable (even if the common stock or capital stock are quoted on the Nasdaq), the last quoted bid price on the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the Trading Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to three consecutive Trading Days on which a Market Disruption Event is occurring, but not past the Trading Day prior to maturity. If no closing sale price or last reported sale price of the principal trading session is available pursuant to clauses (1), (2) or (3) above or if there is a Market Disruption Event, the Trading Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the common stock or capital stock obtained from as many dealers in such shares or stock (which may include Citigroup Global Markets Inc. or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. A security “quoted on the Nasdaq National Market” will include a security included for listing or quotation in any successor to such system and the term “OTC Bulletin Board” will include any successor to such service.
Dilution Adjustments
     The Exchange Ratio will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount to be paid by Citigroup Funding to you. Citigroup Global Markets Inc., as calculation agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.
If D.R. Horton, Inc., after the date of this pricing supplement,
(1)	pays a stock dividend or makes a distribution with respect to its common stock in shares of the stock,

(2)	subdivides or splits its outstanding common stock into a greater number of shares,

(3)	combines its outstanding common stock into a smaller number of shares, or

(4)	issues by reclassification of its common stock any shares of other common stock of D.R. Horton, Inc.
then, in each of these cases, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of common stock outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of other common stock of D.R. Horton, Inc., and the denominator of which will be the number of common stock outstanding immediately before the event. The Initial Share Price and the Cap Price will also be adjusted in that case in the manner described below.
     If D.R. Horton, Inc., after the date of this pricing supplement, issues, or declares a record date in respect of an issuance of, rights or warrants to all holders of its common stock entitling them to subscribe for or purchase its common stock at a price per share less than the Then-Current Market Price of the common stock, other than rights to purchase common stock pursuant to a plan for the reinvestment of dividends or interest, then, in each case, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of common stock outstanding immediately before the adjustment is effected, plus the number of additional common stock offered for subscription or purchase pursuant to the rights or warrants, and the denominator of which will be the number of common stock outstanding immediately before the adjustment is effected by reason of the issuance of the rights or warrants, plus the number of additional common stock which the aggregate offering price of the total number of common stock offered for subscription or purchase pursuant to the rights or warrants would purchase at the Then-Current Market Price of the common stock, which will be determined by multiplying the total number of shares so offered for subscription or purchase by the exercise price of the rights or warrants and dividing the product obtained by the Then-Current Market Price. To the extent that, after the expiration of the rights or warrants, the common stock offered thereby have not been delivered, the Exchange Ratio will be further adjusted to equal the Exchange Ratio which would have been in effect had the adjustment for the issuance of the rights or warrants been made upon the basis of delivery of only the number of common stock actually delivered. The Initial Share Price and the Cap Price will also be adjusted in that case in the manner described below.
     If D.R. Horton, Inc., after the date of this pricing supplement, declares or pays a dividend or makes a distribution to all holders of the common stock of any class of its capital stock, the capital stock of one or more of its subsidiaries, evidences of its indebtedness or other non-cash assets, excluding any dividends or distributions referred to in the above paragraph and excluding any issuance or distribution to all holders of its common stock, in the form of Marketable Securities, of capital stock of one or more of its subsidiaries, or issues to all holders of its common stock rights or warrants to subscribe for or purchase any of its or one or more of its subsidiaries’ securities, other than rights or warrants referred to in the above paragraph, then, in each of these cases, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the Then-Current Market Price of one common stock, and the denominator of which will be the Then-Current Market Price of one common stock, less the fair market value as of the time the adjustment is effected of the portion of the capital stock, assets, evidences of indebtedness, rights or warrants so distributed or issued applicable to one common stock. The Initial Share Price and the Cap Price will also be adjusted in that case in the manner described below. If any capital stock declared or paid as a dividend or otherwise distributed or issued to all holders of D.R. Horton common stock consists, in whole or in part, of Marketable Securities, then the fair market value of such Marketable Securities will be determined by the calculation agent by reference to the Trading Price of such capital stock. The fair market value of any other distribution or issuance referred to in this paragraph will be determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final.
     Notwithstanding the foregoing, in the event that, with respect to any dividend or distribution to which the above paragraph would otherwise apply, the denominator in the fraction referred to in the above formula is less than $1.00 or is a negative number, then Citigroup Funding may, at its option, elect to have the adjustment provided by the above paragraph not be made and in lieu of this adjustment, the Trading Price of D.R. Horton common stock on any Trading Day thereafter up to and including the third Trading Day before maturity will be deemed to be equal to the fair market value of the capital stock, evidences of indebtedness, assets, rights or warrants (determined, as of the date this dividend or distribution is made, by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) so distributed or issued applicable to one common stock and, if the Trading Price of D.R. Horton common stock on any Trading Day thereafter, up to and including the third Trading Day before maturity, is less than or equal to the Initial Share Price, each holder of the ELKS will have the right to receive at maturity cash in an amount per ELKS equal to the Exchange Ratio multiplied by such fair market value.
     If D.R. Horton, Inc., after the date of this pricing supplement, declares a record date in respect of a distribution of cash, other than any Permitted Dividends described below, any cash distributed in consideration of fractional shares of common stock and any cash distributed in a Reorganization Event referred to below, by dividend or otherwise, to all holders of its common stock, or makes an Excess Purchase Payment, then the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the Then-Current Market Price of the common stock, and the denominator of which will be the Then-Current Market Price of the common stock on the record date less the amount of the distribution applicable to one share of common stock which would not be a Permitted Dividend, or, in the case of an Excess Purchase Payment, less the aggregate amount of the Excess Purchase Payment for which adjustment is being made at the time divided by the number of common stock outstanding on the record date. The Initial Share Price and the Cap Price will also be adjusted in that case in the manner described below.
     For the purposes of these adjustments:
     A “Permitted Dividend” is any cash dividend in respect of D.R. Horton common stock, other than a cash dividend that exceeds the immediately preceding cash dividend, and then only to the extent that the per share amount of this dividend results in an annualized dividend yield on the common stock in excess of 10%.
     An “Excess Purchase Payment” is the excess, if any, of (x) the cash and the value (as determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) of all other consideration paid by D.R. Horton, Inc. with respect to one share of common stock acquired in a tender offer or exchange offer by D.R. Horton, Inc., over (y) the Then-Current Market Price of the common stock.
     Notwithstanding the foregoing, in the event that, with respect to any dividend, distribution or Excess Purchase Payment to which the sixth paragraph in this section would otherwise apply, the denominator in the fraction referred to in the formula in that paragraph is less than $1.00 or is a negative number, then Citigroup Funding may, at its option, elect to have the adjustment provided by the sixth paragraph in this section not be made and in lieu of this adjustment, the Trading Price of D.R. Horton common stock on any Trading Day thereafter up to and including the third Trading Day before maturity will be deemed to be equal to the sum of the amount of cash and the fair market value of other consideration (determined, as of the date this dividend or distribution is made, by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) so distributed or applied to the acquisition of the common stock in the tender offer or exchange offer applicable to one share of common stock and, if the Trading Price of D.R. Horton common stock on any Trading Day thereafter, up to and including the third Trading Day before maturity, is less than or equal to the Initial Share Price, each holder of the ELKS will have the right to receive at maturity cash in an amount per ELKS equal to the Exchange Ratio multiplied by such sum.
     If any adjustment is made to the Exchange Ratio as set forth above, an adjustment will also be made to the Initial Share Price and the Cap Price. The required adjustment will be made by dividing the Initial Share Price and the Cap Price by the relevant dilution adjustment.
     If D.R. Horton, Inc., after the date of this pricing supplement, issues or makes a distribution to all holders of its common stock of the capital stock of one or more of its subsidiaries, in each case in the form of Marketable Securities, and if the Trading Price at any time after the date on which the ELKS are priced for initial sale to the public up to and including the third Trading Day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to the Initial Share Price, then, in each of these cases, each holder of the ELKS will receive at maturity for each ELKS a combination of D.R. Horton common stock equal to the Exchange Ratio and a number of shares of such D.R. Horton subsidiaries’ capital stock equal to the Exchange Ratio times the number of shares of such subsidiaries’ capital stock distributed per share of D.R. Horton common stock. Following the record date for an event described in this paragraph, the “Trading Price” will equal the Trading Price of D.R. Horton common stock, plus the Trading Price of such subsidiaries’ capital stock times the number of shares of such subsidiaries’ capital stock distributed per share of D.R. Horton common stock. In the event a distribution pursuant to this paragraph occurs, following the record date for such distribution, the adjustments described in “—Dilution Adjustments” will also apply to such subsidiaries’ capital stock if any of the events described in “—Dilution Adjustments” occurs with respect to such capital stock.
     Each dilution adjustment will be effected as follows:
•	in the case of any dividend, distribution or issuance, at the opening of business on the Business Day next following the record date for determination of holders of D.R. Horton common stock entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by D.R. Horton, Inc.,

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction,

•	in the case of any Excess Purchase Payment for which D.R. Horton, Inc. announces, at or prior to the time it commences the relevant share repurchase, the repurchase price per share for shares proposed to be repurchased, on the date of the announcement, and

•	in the case of any other Excess Purchase Payment, on the date that the holders of the repurchased shares become entitled to payment in respect thereof.
     All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Exchange Ratio will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by D.R. Horton, Inc., or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Exchange Ratio, the Initial Share Price and the Cap Price will be further adjusted to the Exchange Ratio, the Initial Share Price and the Cap Price which would then have been in effect had adjustment for the event not been made. If a Reorganization Event described below occurs after the occurrence of one or more events requiring an adjustment as described herein, the dilution adjustments previously applied to the Exchange Ratio will not be rescinded but will be applied to the Reorganization Event as provided for below.
     The “Then-Current Market Price” of the common stock, for the purpose of applying any dilution adjustment, means the average Closing Price per share of common stock for the ten Trading Days immediately before this adjustment is effected or, in the case of an adjustment effected at the opening of business on the Business Day next following a record date, immediately before the earlier of the date the adjustment is effected and the related Ex-Date. For purposes of determining the Then-Current Market Price, the determination of the Closing Price by the calculation agent in the event of a Market Disruption Event, as described in the definition of Closing Price, may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the Trading Day prior to maturity.
     The “Closing Price” of D.R. Horton common stock (or any other security for which a Closing Price must be determined) on any date of determination will be (1) if the common stock or other security are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal U.S. exchange on which the common stock or other security are listed or admitted to trading, (2) if the common stock or other security are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price is not obtainable (even if the common stock or other security are listed or admitted to trading on such exchange), and the common stock or other security are quoted on the Nasdaq National Market, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date as reported on the Nasdaq, and (3) if the common stock or other security are not quoted on the Nasdaq on that date of determination or, if the closing sale price or last reported sale price is not obtainable (even if the common stock or other security are quoted on the Nasdaq), the last quoted bid price for the common stock or other security in the over-the-counter market on that date as reported by the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the Closing Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to three consecutive Trading Days on which a Market Disruption Event is occurring, but not past the third Trading Day prior to maturity. If no closing sale price or last reported sale price is available pursuant to clauses (1), (2) or (3) above or if there is a Market Disruption Event, the Closing Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the common stock or other security obtained from as many dealers in such security (which may include Citigroup Global Markets Inc. or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. A security “quoted on the Nasdaq National Market” will include a security included for listing or quotation in any successor to such system and the term “OTC Bulletin Board” will include any successor to such service. If, during any period of ten Trading Days used to calculate the Then-Current Market Price, there occurs any event requiring an adjustment to be effected as described herein, then the Closing Price for each Trading Day in such period of ten Trading Days occurring prior to the day on which such adjustment is effected will be adjusted by being divided by the relevant dilution adjustment.
     The “Ex-Date” relating to any dividend, distribution or issuance is the first date on which the common stock trade in the regular way on their principal market without the right to receive this dividend, distribution or issuance.
     In the event of any of the following “Reorganization Events”:
•	any consolidation or merger of D.R. Horton, Inc., or any surviving entity or subsequent surviving entity of D.R. Horton, Inc., with or into another entity, other than a merger or consolidation in which D.R. Horton, Inc. is the continuing corporation and in which the common stock outstanding immediately before the merger or consolidation are not exchanged for cash, securities or other property of D.R. Horton, Inc. or another issuer,

•	any sale, transfer, lease or conveyance to another corporation of the property of D.R. Horton, Inc. or any successor as an entirety or substantially as an entirety,

•	any statutory exchange of securities of D.R. Horton, Inc. or any successor of D.R. Horton, Inc. with another issuer, other than in connection with a merger or acquisition, or

•	any liquidation, dissolution or winding up of D.R. Horton, Inc. or any successor of D.R. Horton, Inc., the Trading Price of D.R. Horton common stock on any Trading Day thereafter up to and including the third Trading Day before maturity will be deemed to be equal to the Transaction Value.
     The “Transaction Value” will be the sum of:
     (1) for any cash received in a Reorganization Event, the amount of cash received per share of common stock,
     (2) for any property other than cash or Marketable Securities received in a Reorganization Event, an amount equal to the market value on the date the Reorganization Event is consummated of that property received per share of common stock, as determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final, and

     (3) for any Marketable Securities received in a Reorganization Event, an amount equal to the Closing Price per share of these Marketable Securities on the applicable Trading Day multiplied by the number of these Marketable Securities received for each share of common stock.
     “Marketable Securities” are any perpetual equity securities or debt securities with a stated maturity after the maturity date, in each case that are listed on a U.S. national securities exchange or reported by the Nasdaq National Market. The number of shares of any equity securities constituting Marketable Securities included in the calculation of Transaction Value pursuant to clause (3) above will be adjusted if any event occurs with respect to the Marketable Securities or the issuer of the Marketable Securities between the time of the Reorganization Event and maturity that would have required an adjustment as described above, had it occurred with respect to D.R. Horton common stock or D.R. Horton, Inc.. Adjustment for these subsequent events will be as nearly equivalent as practicable to the adjustments described above.
     If D.R. Horton common stock has been subject to a Reorganization Event and the Trading Price of D.R. Horton common stock on any Trading Day thereafter, up to and including the third Trading Day before maturity, is less than or equal to the Cap Price, then each holder of the ELKS will have the right to receive per $24.9857 principal amount of ELKS (i) cash in an amount equal to the Exchange Ratio multiplied by the sum of clauses (1) and (2) in the definition of “Transaction Value” above and (ii) the number of Marketable Securities received for each share of stock in the Reorganization Event multiplied by the Exchange Ratio.
     Citigroup Funding will be responsible for the calculation and effectuation of any adjustment described herein and will furnish the indenture trustee with notice of any such adjustment.
Redemption at the Option of the Holder; Defeasance
     The ELKS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”
Events of Default and Acceleration
     In case an Event of Default (as defined in the accompanying prospectus) with respect to any ELKS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the ELKS will be determined by the calculation agent and will equal, for each ELKS, the amount to be received at maturity, calculated as though the maturity of the ELKS were the date of early repayment. See “— Determination of the Amount To Be Received at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the beneficial owner of an ELKS will not be permitted to make a claim for unmatured interest against the entity that becomes subject to a bankruptcy proceeding, and therefore, under Section 502(b) (2) of Title 11 of the United States Code, the claim of the beneficial owner of an ELKS will be capped at the cash equivalent of the amount to be received at maturity calculated as though the maturity date of the ELKS were the date of the commencement of the proceeding, plus an additional amount of interest accrued on the principal amount of ELKS at 9.63% per annum up to the date of the commencement of the proceeding.
     In case of default in payment at maturity of the ELKS, the ELKS shall bear interest, payable upon demand of the beneficial owners of the ELKS in accordance with the terms of the ELKS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.5 % per annum on the unpaid amount (or the cash equivalent of such unpaid amount) due.
Paying Agent, Trustee, and CUSIP
     Citibank, N.A. will serve as paying agent and registrar for the ELKS and will also hold the global security representing the ELKS as custodian for DTC. The Bank of New York, as successor under under an indenture dated as of June 1, 2005, will serve as trustee for the ELKS.
     The CUSIP number for the ELKS is
Calculation Agent
     The calculation agent for the ELKS will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the ELKS. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the ELKS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the ELKS. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

D.R. HORTON, INC.
     According to publicly available documents, D.R. Horton, Inc., is the largest homebuilding company in the United States, based the number of domestic homes closed during the twelve months ended September 30, 2006. The company constructs and sells high quality homes through our operating divisions in 27 states and 84 metropolitan markets of the United States, primarily under the name of D.R. Horton, America’s Builder. D.R. Horton, Inc. is currently subject to the information requirements of the Securities Exchange Act. Accordingly, D.R. Horton, Inc. files reports (including its Annual Report on Form 10-K for the year ended September 30, 2006 and Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006) and other information with the SEC. D.R. Horton, Inc.’s registration statements, reports and other information are available to the public from the SEC’s website at http://www.sec.gov and also may be inspected and copied at the SEC at the location listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.
     Neither Citigroup Funding nor Citigroup has participated in the preparation of D.R. Horton, Inc.’s publicly available documents and has not made any due diligence investigation or inquiry of D.R. Horton, Inc. in connection with the offering of the ELKS. We make no representation that the publicly available information about D.R. Horton, Inc. is accurate or complete.
     The ELKS represents obligations of Citigroup Funding and Citigroup only. D.R. Horton, Inc. is not involved in any way in this offering and has no obligation relating to the ELKS or to holders of the ELKS.
HISTORICAL DATA ON THE COMMON STOCK OF
D.R. HORTON, INC.
     The common stock of D.R. Horton, Inc. is listed on the New York Stock Exchange under the symbol “DHI.” The following table sets forth, for each of the quarterly periods indicated, the high and the low sales prices for D.R. Horton common stock, as reported on the New York Stock Exchange, and adjusted to reflect stock splits, as well as the cash dividends paid per share of common stock.
     Holders of ELKS will not be entitled to any rights with respect to D.R. Horton common stock (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) prior to receiving D.R. Horton common stock at maturity, if applicable.

	High	Low	Dividend
2002
First	12.4749	12.0098	0.02000
Second	12.7376	12.2771	0.03000
Third	11.0661	10.5573	0.03000
Fourth	9.4055	9.0360	0.03000
2003
First	9.5616	9.2967	0.03500
Second	12.9089	12.5115	0.03500
Third	15.1494	14.6932	0.03500
Fourth	20.6227	20.0669	0.03500
2004
First	23.4607	22.6836	0.06000
Second	22.2260	21.5099	0.06000
Third	22.4707	21.8818	0.06000
Fourth	25.7883	25.0431	0.06000
2005
First	31.2571	30.2692	0.06750
Second	33.0556	32.1167	0.09000
Third	38.3605	37.2408	0.09000
Fourth	34.6098	33.4643	0.09000
2006
Quarter
First	35.8350	34.7766	0.10000
Second	28.6860	27.7898	0.10000
Third	22.6329	21.7492	0.15000
Fourth	25.1802	24.4621	0.15000
2007
Quarter
First (through March 5, 2007)	31.1300	24.1800	0.15000
     During the period reflected in the above table, D.R. Horton, Inc. split its stock 4 for 3 on March 16, 2005, 3 for 2 on January 12, 2004 and 3 for 2 on April 9, 2002. The data appearing in the above table have been adjusted to reflect the splits.
     The closing price of the common stock on March 5, 2007 was $24.25.
     According to D.R. Horton, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006, as of December 31, 2006, there were 313,660,203 shares of common stock outstanding.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     The following summary addresses the principal U.S. federal income tax consequences to initial holders of the ELKS who will hold the ELKS as capital assets. All references to “holders” are to beneficial owners of the ELKS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.
     This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the ELKS as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.
     No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the ELKS and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE ELKS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE ELKS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
     In purchasing an ELKS, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat an ELKS for U.S. federal income tax purposes as a capped cash-settled prepaid forward purchase contract to purchase the D.R. Horton common stock at maturity, under the terms of which contract (a) at the time of issuance of the ELKS the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the ELKS to assure the fulfillment of the holder’s purchase obligation described in clause (c) below, which deposit will unconditionally and irrevocably be applied at maturity to satisfy such obligation, (b) until maturity Citigroup Funding will be obligated to pay interest on such deposit at a rate equal to the stated rate of interest on the ELKS as compensation to the holder for Citigroup Funding’s use of such cash deposit during the term of the ELKS and (c) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward purchase contract and Citigroup Funding will deliver to the holder the cash value of the D.R. Horton common stock that the holder is entitled to receive at that time pursuant to the terms of the ELKS. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the ELKS, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the “Use of Proceeds and Hedging” in the accompanying prospectus.) Consistent with the above characterization, (i) amounts paid to Citigroup Funding in respect of the original issue of an ELKS will be treated as allocable in their entirety to the amount of the cash deposit attributable to such ELKS, and (ii) amounts denominated as interest that are payable with respect to the ELKS will be characterized as interest payable on the amount of such deposit.
United States Holders
     The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of an ELKS that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the ELKS (a “U.S. Holder”).
     Under the above characterization of the ELKS, amounts denominated as interest that are payable with respect to the ELKS will be includible annually in the income of a U.S. Holder as interest income in accordance with such holder’s method of accounting.
     In addition, under the above characterization of the ELKS, at maturity or upon the sale or other taxable disposition of an ELKS, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition (to the extent such amount is not attributable to accrued but unpaid interest, which will be taxed as such) and the U.S. Holder’s tax basis in the ELKS. A holder’s tax basis in an ELKS generally will equal the holder’s cost for that ELKS. Such capital gain will be long-term, if the U.S. Holder has held the ELKS for more than one year at the time of disposition.
     It is possible that the IRS could seek to characterize the ELKS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the ELKS, it is possible, for example, that the ELKS could be treated as a contingent payment debt instrument, or as including a debt instrument and a forward contract or two or more options. Under these alternative characterizations, the timing and character of income from the ELKS could differ substantially.
Non-United States Persons
     The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of an ELKS that is a non-resident alien individual or a foreign corporation of the ELKS (a “Non-U.S. Holder”).
     The interest payments received by a Non-U.S. Holder with respect to the ELKS should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. In addition, in the case of a Non-U.S. Holder that does not hold more than 5% in value of either the outstanding ELKS or the outstanding D.R. Horton common stock, any capital gain realized upon the sale or other disposition of the ELKS by a Non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.
     Based on a review of publicly available sources of information, it appears that D.R. Horton, Inc. is likely to be treated as a “United States real property holding corporation”. Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Consequently, pursuant to the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), a Non-U.S. Holder that at any time during such holder’s holding period for the ELKS owns directly or indirectly more than 5% of either the outstanding ELKS or the outstanding D.R. Horton common stock may be subject to U.S. federal income tax on a net income basis with respect to any gain realized on the ELKS. Very generally, FIRPTA operates to treat a non-U.S. person’s gain from the sale of certain U.S. real property interests as income that is effectively connected with a U.S. trade or business and also imposes a special collection mechanism pursuant to which withholding may be imposed in an amount equal to 10% of such non-U.S. person’s amount realized from the disposition of such interests. Non-U.S. Holders described in this paragraph are urged to consult their own tax advisors in determining the U.S. tax consequences of their investment in the ELKS.
Estate Tax
     In the case of a holder of an ELKS that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of an ELKS should note that, absent an applicable treaty benefit, the ELKS may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the ELKS.
Backup Withholding and Information Reporting
     A U.S. Holder of an ELKS may be subject to information reporting and to backup withholding on certain amounts paid to the U.S. Holder unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding will be allowed as a credit against such U.S. Holder’s federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION
     The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the ELKS.
     Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets Inc., $150,039,128.50 principal amount of ELKS (6,005,000 ELKS), any payments due on which are fully and unconditionally guaranteed by Citigroup.
     Citigroup Funding will not apply to list the ELKS on any exchange.
     In order to hedge its obligations under the ELKS, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the ELKS—The Market Value of the ELKS May Be Affected by Purchases and Sales of D.R. Horton Common Stock or Derivative Instruments Related to D.R. Horton Common Stock by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.
     Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are not permitted to purchase the ELKS, either directly or indirectly.
ERISA MATTERS
     Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:
(a)	it is not (i) an employee benefit plan subject o the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part of all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement are true.
     Please also refer to the section “ERISA Matters” in the accompanying prospectus.

     You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.
Citigroup Funding Inc.
Medium-Term Notes, Series D
6,005,000 Equity LinKed
Securities (ELKS®)
Based Upon the Common Stock of
D.R. Horton, Inc.
Due June 12, 2007
($24.9857 Principal Amount Per ELKS)
Any Payments Due from
Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement
March 6, 2007
(Including Prospectus Supplement Dated
April 13, 2006 and Prospectus Dated
March 10, 2006)
Citigroup